
03028275

SEC 2082 (02-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549
FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CYPRESS EQUIPMENT FUND II, LTD.
Exact name of registrant as specified in charter

0000881196
Registrant CIK Number

8K filed July 28, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-21256
SEC file number, if available

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of FLORIDA May 28, , 2003.

CYPRESS EQUIPMENT FUND II, LTD.
(Registrant)

By: Carol Georges
(Name and Title) Carol Georges, Director of Accounting

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20_____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

PURCHASE, SALE AND GUARANTEE AGREEMENT

dated as of

May 28, 2003

between

WELLS FARGO BANK NORTHWEST, N.A.,
not in its individual capacity but solely in its capacity as Trustee,
as Seller,

CYPRESS EQUIPMENT FUND II LTD.,
a Florida limited partnership,
as Trust Beneficiary of Seller

and

K-SEA TRANSPORTATION LLC,
a Delaware limited liability company,
as Buyer

Purchase and Sale of The Vessels
Energy Altair, Official No. 653464
and
Energy Ammonia, Official No. 653463

PURCHASE, SALE AND GUARANTEE AGREEMENT

THIS PURCHASE, SALE AND GUARANTEE AGREEMENT ("**Agreement**") is entered into as of May 28, 2003, by and between **WELLS FARGO BANK NORTHWEST N.A.**, a national banking association ("**Wells Fargo**"), not individually but solely in its capacity as trustee (the "**Seller**"), **K-SEA TRANSPORTATION LLC**, a Delaware limited liability company ("**Buyer**") and **CYPRESS EQUIPMENT FUND II LTD**., a Florida limited partnership ("**Cypress**").

RECITALS

1. Seller is the owner of the vessels Energy Altair, official number 653464, and Energy Ammonia, official number 653463 (collectively, the "**Vessels**"). Seller is the trustee under that certain Trust Agreement dated as of September 15, 1982 ("**Trust Agreement**") as to which Cypress is the sole beneficiary of the trust estate thereunder.

2. Pursuant to a letter agreement dated March 11, 2003 ("**Letter Agreement**"), Buyer has elected to purchase all of Seller's right, title and interest in and to the Vessels. Buyer and Seller desire to set forth herein the terms and conditions thereof and their entire agreement with respect to such transaction.

AGREEMENT

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1 **PURCHASE AND SALE**

1.1 **Purchase and Sale**. On the terms and subject to the conditions hereof, and in reliance on the representations and warranties of Seller and Buyer contained herein, on the Closing Date Seller will sell, transfer, assign, convey and deliver to Buyer, and Buyer will purchase and accept from Seller, all of Seller's right, title and interest in and to the Vessels, together with all their machinery, equipment, tackle, apparel and furnishings, including spares, whether on board or ashore for an aggregate purchase price of Three Million Four Hundred Twenty-Five Thousand Dollars ($3,425,000.00) (the "**Purchase Price**") consisting of (i) cash in the amount of Three Million Three Hundred Seventy-Five Thousand Dollars ($3,375,000) (the "**Cash Purchase Price**") and (ii) a deposit of Fifty Thousand Dollars ($50,000.00) which the parties hereto acknowledge has been received by Seller pursuant to the terms of the Letter Agreement. On the Closing Date, Seller shall transfer good and valid title to the Vessels to Buyer free and clear of all liens and encumbrances whatsoever by executing and delivering to Buyer bills of sale ("**Bills of Sale**") substantially in the form set out in Exhibit A hereto and recordable with the United States Coast Guard ("**U.S.C.G.**"). Statutory and classification certificate(s), plans and other certificates and vessel documents shall be currently in force and up to date without conditions. All original documents and certificates in the possession of Seller shall be delivered by Seller to Buyer within three (3) business days following the Closing Date. Seller may retain copies thereof and, upon reasonable prior notice to Buyer, Seller may be granted access to same for any business purpose, inquiry or investigation. The Vessels' log books shall remain on the Vessels. Until the Closing described in Section 2 hereof is complete, and the Vessels are delivered to and accepted by Buyer as required herein, the Vessels with everything belonging to them shall be at the Seller's risk and expense.

1.2 **Taxes**. Buyer shall be liable and pay for and shall indemnify and hold harmless Seller against any sale, use, value added, transfer, stamp, duty or similar taxes, assessments and similar charges imposed by any United States, federal, or state government or any political subdivision of either thereof upon the sale, assignment or transfer of the Vessels contemplated hereby (hereinafter referred to as a "**Sales Tax**"). Buyer and Seller shall provide the other with timely notice of any actual assessment of any Sales Tax arising out of the transfer of the Vessels as contemplated herein. Buyer shall execute and deliver to Seller on or before the Closing Date, resale certificates, exemption certificates or such other certificates prepared by the Buyer which will provide evidence of an exemption from sales or use tax in Florida.

1.3 **Payment of Purchase Price**. Payment of the Cash Purchase Price shall be made by Buyer to Seller by wire transfer in immediately available funds, no later than 2:00 p.m., Pacific Daylight Time, on the Closing Date in accordance with the wire transfer instructions to be provided by Seller to Buyer on or prior to the Closing Date.

2 CLOSING; CONDITIONS TO CLOSING

2.1 **Closing**. The closing (the "**Closing**") shall take place at 9:00 a.m. on May __, 2003 (or such other date as shall be mutually agreed upon by the parties) but in no event later than May 30, 2003 (the "**Closing Date**"). The Vessels shall be delivered to Buyer safely afloat and cargo free at IMC Terminal in Big Bend, Florida.

2.2 **Conditions Precedent to the Obligations of Buyer**. The obligations of Buyer are subject to the fulfillment (or waiver by Buyer) on or prior to the Closing Date of each of the following conditions precedent:

(a) **Documents**. Receipt by Buyer of each of the following:

(i) the Bills of Sale, duly executed by Seller;

(ii) Seller's wire transfer instructions for the Cash Purchase Price; and

(iii) and a Protocol of Delivery and Acceptance for each Vessel, duly executed by Seller.

(b) **Approvals**. All required licenses, approval, consents and notifications necessary in respect of the transactions contemplated hereby, shall have been obtained or made (except any notification, filing or recordation with the U.S.C.G., which may be accomplished after the Closing).

(c) **Casualty Occurrences; Condition of the Vessels**. No material casualty or total loss of either of the Vessels shall have occurred and Buyer, on the Closing Date, shall have made such inspections of the Vessels as Buyer deems necessary to determine whether there have been any material modifications or impairments to the Vessels since the completion of the most recent ABS and U.S.C.G. inspections and the surveys performed by Buyer's for Buyer's benefit.

(d) **Accuracy of Representations and Warranties**. The representations and warranties of Seller shall be true and correct when made and on and as of the Closing Date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be correct on and as of such earlier date).

(e) **Performance of Covenants**. Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Seller prior to or at the Closing.

2.3 **Conditions Precedent to the Obligations of Seller**. The obligations of Seller are subject to fulfillment (or waiver by Seller) on or prior to the Closing Date of each of the following conditions precedent:

(a) **Purchase Price**. Payment of the Cash Purchase Price pursuant to Section 1 hereof.

(b) **Approvals**. All required licenses, approvals, consents and notifications necessary in respect of the transactions contemplated hereby, shall have been obtained or made (except any notification, filing or recordation with the U.S.C.G., which may be accomplished after the Closing).

(c) **Accuracy of Representations and Warranties**. The representations and warranties of Buyer shall be true and correct when made and on and as of the Closing Date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be correct on and as of such earlier date).

(d) **Performance of Covenants**. Buyer shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Buyer prior to or at the Closing.

3 REPRESENTATIONS AND WARRANTIES; INSTRUCTIONS TO SELLER

3.1 **Representations and Warranties of Seller**. Seller represents and warrants to Buyer that:

(a) **Authority and Enforceability.**

(i) Wells Fargo is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has all requisite power and authority to execute, deliver and perform its obligations as trustee under this Agreement and the other documents herein referenced. Seller is a trust duly organized validly existing and in good standing under the laws of its place of organization and all other places where the conduct of its business so require, and has all requisite power and authority to execute, deliver and perform its obligations as trustee under this Agreement and the other documents herein referenced to which Seller is, or will be, a party (the "**Seller's Documents**").

(ii) The execution and delivery by Seller of, and performance of its obligations under, this Agreement and the other Seller's Documents have been duly authorized by all necessary action on the part of Seller. Upon execution and delivery by Seller, and assuming due authorization, execution and delivery by the other parties hereto, this Agreement and each of the other Seller's Documents will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms.

(b) **Citizenship**. Seller is a "citizen of the United States" as defined in Section 2(c) of the Shipping Act of 1916, as amended, qualified to own and operate the Vessels in the coastwise trade of the United States.

(c) **Title**. Seller is the owner of, and holds good, valid and marketable title to, each of the Vessels. Upon the execution by Seller and the delivery to Buyer of the Bill of Sale, Buyer will acquire good, valid and marketable title to the Vessels, free and clear of all liens and encumbrances whatsoever.

(d) **Litigation**. There are no liens, claims, actions, proceedings (public or private) or governmental investigations pending against or, to the knowledge of Seller, threatened, against or affecting Seller at law or in equity, before or by any federal, state, or municipal court, agency or other governmental entity, or by any private person which, if adversely determined, would in any way impair the validity of, or the execution and delivery by Seller, of this Agreement, the Bills of Sale or any other Seller's Document, and the performance by Seller of its obligations hereunder or thereunder or Seller's ability to transfer the Vessels to Buyer.

(e) **Vessel Documentation**. On the Closing Date, the Vessels will be duly documented in the name of Seller as owner, qualified to operated in the coastwise trade of the United States, the Energy Ammonia shall have a valid U.S.C.G. Certificate of Inspection and the Vessels shall have ABS Class and Load Line certificates, and there shall be no unsatisfied regulatory requirements, including but not limited to, ABS outstanding recommendations or conditions, U.S.C.G. 835's or Captain of the Port Orders, irrespective of the date by which such requirements or conditions are to have been met or satisfied.

(f) **Vessel Delivery**. The Vessels shall be delivered to Buyer safely afloat and cargo free at IMC Terminal in Big Bend, Florida.

3.2 **Representations and Warranties of Buyer**. Buyer represents and warrants to Seller that:

(a) **Authority and Enforceability**.

(i) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement.

(ii) The execution and delivery by Buyer of, and performance of its obligations under, this Agreement have been duly authorized by all necessary action on the part of Buyer. Upon execution and delivery of this Agreement by Buyer, and assuming due authorization, execution and delivery by the other parties hereto, this Agreement will constitute the legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms.

(b) **Citizenship**. Buyer is a "citizen of the United States" as defined in Section 2 of the Shipping Act of 1916, as amended.

(c) **Litigation**. There are no claims, actions, proceedings (public or private) or governmental investigations pending against or, to the knowledge of Buyer, threatened, against or affecting Buyer at law or in equity, before or by any federal, state, or municipal court, agency or other governmental entity, or by any private person which, if adversely determined, would in any way impair the validity, or the execution and delivery by Buyer, of this Agreement and the performance by Buyer of its obligations hereunder.

3.3 **Disclaimer of Representations and Warranties by Seller**. BUYER ACKNOWLEDGES AND AGREES THAT except as specifically set forth in this Agreement, THE SALE OF THE VESSELS HEREUNDER IS BEING MADE ON AN "AS IS" AND "WHERE IS" BASIS. EXCEPT AS SET FORTH IN SECTION 3.1, SELLER SHALL NOT BE DEEMED TO HAVE MADE AND DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, NOW OR HEREAFTER, AS TO THE CONDITION, DESIGN, CAPACITY, SEAWORTHINESS, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE VESSELS OR ANY OTHER REPRESENTATION OR WARRANTY, WHATSOEVER, EITHER EXPRESS OR IMPLIED WITH RESPECT TO THE VESSELS. The provisions of this Section have been negotiated, and, except to the extent otherwise expressly stated, the foregoing provisions are intended to be a complete exclusion and negation of any representations or warranties by Seller, express or implied, with respect to the Vessels that may arise pursuant to any law now or hereafter in effect, or otherwise.

3.4 **Instruction to Seller**. Cypress hereby instructs and directs the Seller to execute and deliver this Agreement and each of the Bills of Sale and the Protocols of Delivery and Acceptance, and all such other documents as may be required or requested by Buyer and approved by Cypress to effect the transactions contemplated by this Agreement.

4 INDEMNIFICATIONS

4.1 **Indemnification by Buyer**. Buyer will indemnify Seller and hold Seller harmless from any claims which shall result from (i) the untruth or inaccuracy of any representation or warranty of Buyer contained herein, (ii) the breach by Buyer of any of its covenants or agreements contained herein, or (iii) events occurring on or after the date of consummation of the purchase and sale contemplated herein with respect to the ownership of the Vessels or arising out of or due to acts or omissions of Buyer; provided, that no indemnity is herein provided for any claims arising from or resulting out of acts or omissions of Seller, its agents or representatives. Upon payment of such indemnity, Buyer shall be subrogated to Seller's rights against third parties respecting such claims.

4.2 **Indemnification by Seller**. Seller will indemnify and hold Buyer harmless from any claims which shall result from (i) the untruth or inaccuracy of any representation or warranty of Seller contained herein, (ii) the breach by Seller of any of its covenants or agreements contained herein, or (iii) events occurring prior to the date of consummation of the purchase and sale contemplated herein with respect to the ownership of the Vessels or arising out of or due to acts or omissions of Seller; provided, that no indemnity is herein provided for any claims arising from or resulting out of acts or omissions of Buyer, its agents or representatives. Upon payment of such indemnity, Seller shall be subrogated to Buyer's rights against third parties respecting such claims.

4.3 **Notice and Defense of Claims**. A party seeking indemnification pursuant to Sections 4.1 or 4.2 above (an "**Indemnified Party**") shall give prompt notice to the party from whom such indemnification is sought (the "**Indemnifying Party**") of the assertion of any claim, or the commencement of any action, suit or proceeding, in respect of which indemnity may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but no failure to give such notice shall relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby). The Indemnifying Party may, at its expense, participate in or assume the defense of any such action, suit or proceeding involving a third party; provided, however, that such defense is conducted with counsel mutually satisfactory to the Indemnified Party and the Indemnifying Party. The Indemnified Party and the Indemnifying Party shall consult with each other regarding the conduct of such defense. If the defense is assumed by the Indemnifying Party, the Indemnifying Party shall submit any proposed settlement for the Indemnified Party's approval, which approval shall not be unreasonably withheld or delayed. The Indemnified Party shall have the right (but not the duty) to participate in the defense thereof, and to employ counsel, at its own expense (except that the Indemnifying Party shall pay the fees and expenses of such counsel to the extent the Indemnified Party reasonably concludes that there is a conflict of interest between the Indemnified Party and the Indemnifying Party), separate from counsel employed by the Indemnifying Party in any such action. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party if the Indemnifying Party has not assumed the defense thereof. Whether or not the Indemnifying Party chooses to defend or prosecute any claim involving a third party, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnifying Party shall not be liable under Sections 4.1 or 4.2 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

5 FURTHER ASSURANCES

From time to time after the Closing, Seller and Buyer will fully cooperate and assist one another and at the request of Buyer, Seller shall make, do and execute or cause to be made, done and executed, at the expense of Buyer, all such further acts and documents as Buyer or Buyer's counsel may reasonably request, and at the request of Seller, Buyer shall make, do and execute or cause to be made, done and executed, at the expense of Seller, all such further acts and documents as Seller or its counsel may reasonably request, all to more effectively effect the transactions contemplated hereby.

6 GUARANTEE

6.1 Guarantee.

(a) In order to induce the Buyer to enter into this Agreement, Cypress hereby unconditionally and irrevocably guarantees, all of the obligations of the Seller under this Agreement and the Bills of Sale, including but not limited to the transfer at the Closing, to the Buyer of good, valid and marketable title to each Vessel free and clear of all liens and encumbrances whatsoever (together, the "**Obligations**"), and agrees to pay any and all expenses (including reasonable counsel fees and reasonable expenses) incurred by the Buyer in enforcing any rights under this Section 6.1 or any of the Bills of Sale.

(b) Cypress waives promptness, diligence and any notice of the acceptance of the guaranty in this Section 6.1. Cypress agrees to make any payment with respect to the Obligations immediately upon notice by the Buyer of non-payment by the Seller with respect to any Obligations.

(c) Cypress hereby agrees that this guaranty will not be discharged by any corporate reorganization, liquidation, dissolution, merger or acquisition of Cypress or the Buyer or by any other alteration of the corporate existence or structure of Cypress or the Buyer.

(d) This guaranty is a guaranty of payment, not of collection, and the Buyer shall not be required, prior to any demand on, or payment by Cypress, to make any demand upon or pursue or exhaust any of its rights or remedies against the Seller or any other Person respect to any of the Obligations or otherwise.

(e) The liability of Cypress hereunder is not affected or impaired by (a) any other guarantee or undertaking of Cypress or any other Person as to the Obligations, (b) any payment on, or in reduction of, any such other guarantee or undertaking, (c) the termination, revocation or release of any Obligations hereunder, or (d) any payment made to the Buyer on the Obligations which the Buyer repays to any Person pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Cypress waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, fact or circumstance.

(f) This guaranty shall continue to be effective in accordance with its terms, or be reinstated, as the case may be, if at any time payment of or with respect to any of the Obligations is rescinded or must otherwise be restored or returned by the Buyer upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Seller or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Seller.

(g) This guaranty shall continue in full force and effect and be binding upon Cypress, their successors and assigns, until all of the Obligations have been met in full.

(h) Cypress, for the exclusive benefit of the Buyer, expressly waives and disclaims any and all rights which it may have or acquire by way of subrogation under this guaranty.

7 MISCELLANEOUS

7.1 **Entire Agreement**. This Agreement contains the entire agreement between the parties relating to the transactions contemplated hereby. This Agreement supercedes all prior or contemporaneous agreements, understandings, representations and statements, oral or written, including, without limitation, the Letter Agreement. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

7.2 **Attorneys' Fees**. In the event any action or proceeding to enforce any provision of this Agreement, the prevailing party shall be entitled to receive, in addition to any other relief granted, all costs and expenses incurred in connection with such action or proceeding, including without limitation reasonable attorneys' fees.

7.3 **Successors**. All terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective legal representatives, successors and assigns. Neither Cypress, Seller nor Buyer may assign any of its rights or obligations under this Agreement.

7.4 **Governing Law; Jurisdiction; Waiver of Jury Trial.**

(a) This Agreement, including all matters of construction, validity and performance, shall in all respects be governed by, and construed in accordance with, Title 9 of the United States Code and the law of the State of California applicable to contracts made in such state and to be performed entirely within such state, without giving effect to principles relating to conflicts of law. The parties hereby submit to the nonexclusive jurisdiction of the United States District Court for the Northern District of California and of any California state court sitting in the City and County of San Francisco for the purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The parties irrevocably consent to the service of process out of said courts by the mailing thereof by U.S. registered or certified mail postage prepaid to the party to be served at its address designated in Section 7.7 below. The parties agree that a final judgment in any action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section 7.4 shall affect the rights of the parties to serve legal process in any other manner permitted by law or affect the right of the parties to bring any action or proceeding against the parties or its properties in the courts of any other jurisdiction. To the extent that the parties have or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or such liability, if any, being expressly waived by the other parties hereto, and (e) so far as Wells Fargo in its individual capacity is concerned, the other parties hereto shall look solely to the Trust Agreement and the trust estate for the performance of any obligation under this Agreement; provided, however, that nothing in this Section 7.12 shall be construed to limit in scope or substance the general corporate liability of Wells Fargo in its individual capacity in respect of its gross negligence or willful misconduct.

//signatures appear on following page//

IN WITNESS WHEREOF, this Agreement has been executed on the date set forth above.

WELLS FARGO BANK NORTHWEST N.A., not in its individual capacity but solely in its capacity as Trustee



By: ______________________
Name: Brett King
Title: Vice President

K-SEA TRANSPORTATION LLC

By: ______________________
Name: ______________________
Title: ______________________

CYPRESS EQUIPMENT FUND II, LTD.

By: Cypress Equipment Management Corporation II, Manager

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, this Agreement has been executed on the date set forth above.

WELLS FARGO BANK NORTHWEST N.A., not in its individual capacity but solely in its capacity as Trustee

By: ________________________
Name: Brett King
Title: Vice President

K-SEA TRANSPORTATION LLC



By: ________________________
Name: RICHARD P. FALCINELLI
Title: VICE PRESIDENT

CYPRESS EQUIPMENT FUND II, LTD.

By: Cypress Equipment Management Corporation II, Manager

By: ________________________
Name: ________________________
Title: ________________________

IN WITNESS WHEREOF, this Agreement has been executed on the date set forth above.

WELLS FARGO BANK NORTHWEST N.A., not in its individual capacity but solely in its capacity as Trustee

By: ______________________________
Name: Brett King
Title: Vice President

K-SEA TRANSPORTATION LLC

By: ______________________________
Name: ______________________________
Title: ______________________________

CYPRESS EQUIPMENT FUND II, LTD.

By: Cypress Equipment Management Corporation II, Manager



By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT A

OMB
APPROVED
2115-0110

DEPARTMENT OF TRANSPORTATION U.S. COAST GUARD CG-1340 (REV. 9-92)	**BILL OF SALE**	THIS SECTION FOR COAST GUARD USE ONLY

1. VESSEL NAME

Energy Altair

2. OFFICIAL NUMBER OR HULL ID NUMBER

Official Number 653464

3. NAME(S) AND ADDRESS(ES) OF SELLERS:

Wells Fargo Bank Northwest N.A., a national banking association,
not individually but solely in its capacity as trustee
299 South Main Street, 12th Floor
Salt Lake City, Utah 84111

3A. TOTAL INTEREST OWNED (IF LESS THAN 100%) ________ %

RECORDED:

BOOK: PAGE:

PORT (IF NOT FILING PORT)

DOCUMENTATION OFFICER

4. NAME(S) AND ADDRESS(ES) OF BUYER(S) AND INTEREST TRANSFERRED TO EACH:

K-Sea Transportation LLC
c/o K-Sea Transportation Corp.
3243 Richmond Terrace
P.O. Box 030316
Staten Island, NY 10303-0003

4A. TOTAL INTEREST TRANSFERRED (100% UNLESS OTHERWISE SPECIFIED) ________ %

4B. MANNER OF OWNERSHIP. UNLESS OTHERWISE STATED HEREIN, THIS BILL OF SALE CREATES A TENANCY IN COMMON, WITH EACH TENANT OWNING AN EQUAL UNDIVIDED INTEREST. CHECK ONLY ONE OF THE FOLLOWING BLOCKS TO SHOW ANOTHER FORM OF OWNERSHIP.

☐ JOINT TENANCY WITH RIGHT OF SURVIVORSHIP ☐ TENANCY BY THE ENTIRETIES ☐ COMMUNITY PROPERTY

☐ OTHER (DESCRIBE)

5. CONSIDERATION RECEIVED:

(ONE DOLLAR AND OTHER VALUABLE CONSIDERATION UNLESS OTHERWISE STATED)

6. I (WE) DO HEREBY SELL TO THE BUYER(S) NAMED ABOVE, THE RIGHT, TITLE AND INTEREST IDENTIFIED IN BLOCK 4 OF THIS BILL OF SALE, IN THE PROPORTION SPECIFIED HEREIN.

VESSEL IS SOLD FREE AND CLEAR OF ALL LIENS, MORTGAGES, AND OTHER ENCUMBRANCES OF ANY KIND AND NATURE, EXCEPT AS STATED ON THE REVERSE HEREOF. VESSEL IS SOLD TOGETHER WITH AN EQUAL INTEREST IN THE MASTS, BOWSPRIT, SAILS, BOATS, ANCHORS, CABLES, TACKLE, FURNITURE, AND ALL OTHER NECESSARIES THERETO APPERTAINING AND BELONGING, EXCEPT AS STATED ON THE REVERSE HEREOF.

7. SIGNATURES OF SELLER(S) OR PERSON(S) SIGNING ON BEHALF OF SELLER(S).
Wells Fargo Bank Northwest N.A., a national banking association,
not individually but solely in its capacity as trustee

By: ____________________
Brett King, Vice President

8. DATE SIGNED

9. NAME(S) OF PERSON(S) SIGNING ABOVE, AND LEGAL CAPACITY IN WHICH SIGNED (E.G., OWNER, AGENT, TRUSTEE, EXECUTOR)

Brett King, Vice President of Wells Fargo Bank, not individually but solely in its capacity as trustee

10. ACKNOWLEDGMENT (TO BE COMPLETED BY NOTARY PUBLIC OR OTHER OFFICIAL AUTHORIZED BY A LAW OF A STATE OR THE UNITED STATES TO TAKE OATHS.)

ON ____________________ (DATE) THE PERSON(S) NAMED IN SECTION 9 ABOVE ACKNOWLEDGED EXECUTION OF THE FOREGOING INSTRUMENT IN THEIR STATED CAPACITY(IES) FOR THE PURPOSE THEREIN CONTAINED.

STATE: ____________________

COUNTY: ____________________

NOTARY PUBLIC ____________________

MY COMMISSION EXPIRES ____________ (DATE)

PREVIOUS EDITION OBSOLETE SN 7530-00-F01-1020

(COMPLETE THIS SECTION ONLY IF VESSEL HAS NEVER BEEN DOCUMENTED AND DOES NOT HAVE A HULL IDENTIFICATION NUMBER.)

VESSEL DATA

A. BUILDER

B. BUILDER'S HULL NUMBER

C. FORMER NAME(S)

D. FORMER MOTORBOAT NUMBERS

E. FORMER ALIEN REGISTRATIONS ______

F. DIMENSIONS: L= B= D=

G. PERSON FROM WHOM SELLER OBTAINED VESSEL ______

______
SIGNATURE OF SELLER

WARRANTIES/APPURTENANCES/LIMITATIONS/EXCEPTIONS

BUYER ACKNOWLEDGES AND AGREES THAT except as specifically set forth herein and in the Purchase, Sale and Guarantee Agreement between Buyer and Seller dated as of even date, THE SALE OF THE VESSELS HEREUNDER IS BEING MADE ON AN "AS IS" AND "WHERE IS" BASIS. EXCEPT AS SET FORTH IN SECTION 3.1 of the Purchase Agreement, SELLER SHALL NOT BE DEEMED TO HAVE MADE AND DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, NOW OR HEREAFTER, AS TO THE CONDITION, DESIGN, CAPACITY, SEAWORTHINESS, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE VESSELS OR ANY OTHER REPRESENTATION OR WARRANTY, WHATSOEVER, EITHER EXPRESS OR IMPLIED WITH RESPECT TO THE VESSELS.

INSTRUCTIONS

1. INDICATE CURRENT DOCUMENTED NAME. (IF VESSEL HAS NEVER BEEN DOCUMENTED SELLER MUST COMPLETE AND SIGN DATA SECTION ABOVE.)
2. INDICATE OFFICIAL NUMBER AWARDED TO VESSEL OR HULL IDENTIFICATION NUMBER ASSIGNED BY MANUFACTURER. (IF THE VESSEL HAS NO HULL IDENTIFICATION NUMBER AND HAS NEVER BEEN DOCUMENTED, SELLER MUST COMPLETE AND SIGN THE VESSEL DATA SECTION ABOVE.)
3. INSERT NAMES AND ADDRESSES OF ALL PERSONS SELLING VESSEL, ALONG WITH TOTAL INTEREST OWNED BY THOSE PERSONS. IF MORE ROOM IS NEEDED, AN ATTACHMENT MAY BE MADE SHOWING THE ADDRESSES OF THE SELLERS.
3A. SELF-EXPLANATORY.
4. INSERT NAMES AND ADDRESSES OF ALL BUYERS, ALONG WITH THE INTEREST TRANSFERRED TO EACH. IF THERE IS MORE THAN ONE BUYER AND NO DIVISION OF INTEREST IS SHOWN, THIS BILL OF SALE WILL RESULT IN EACH BUYER HOLDING AN EQUAL INTEREST. (IF MORE ROOM IS NEEDED, AN ATTACHMENT MAY BE MADE SHOWING THE ADDRESSES OF THE BUYERS.)
4A. SELF-EXPLANATORY.
4B. CHECK ONE OF THE BLOCKS TO CREATE A FORM OF OWNERSHIP OTHER THAN A TENANCY IN COMMON. IF "OTHER" IS CHECKED, THE FORM OF OWNERSHIP MUST BE DESCRIBED.
5. OPTIONAL IF THE AMOUNT PAID FOR THE VESSEL IS INSERTED, IT WILL BE NOTED ON THE VESSEL'S GENERAL INDEX.
6. SELF-EXPLANATORY. USE "REMARKS" SECTION ABOVE IF VESSEL IS NOT SOLD FREE AND CLEAR, OR TO LIST VESSEL APPURTENANCES WHICH ARE NOT SOLD WITH THE VESSEL.
7. SELF-EXPLANATORY.
8. SHOW THE DATE ON WHICH THE INSTRUMENT IS SIGNED.
9. IN ADDITION TO THE PRINTED OR TYPED NAME OF THE SIGNER, SHOW WHETHER THAT PERSON WAS ACTING AS AN OWNER, AS AN AGENT FOR AN OWNER, AS TRUSTEE, AS THE PERSONAL REPRESENTATIVE OR EXECUTOR OF AN ESTATE, OR OTHER CAPACITY WHICH ENTITLED THAT PERSON TO SIGN THE BILL OF SALE.
10. ANY ACKNOWLEDGMENT IN SUBSTANTIAL COMPLIANCE WITH THE LAW OF THE STATE WHERE TAKEN MAY BE ATTACHED TO THIS INSTRUMENT IN LIEU OF THE PREPRINTED ACKNOWLEDGMENT.

PRIVACY ACT STATEMENT

IN ACCORDANCE WITH 5 USC 552(A), THE FOLLOWING INFORMATION IS PROVIDED TO YOU WHEN SUPPLYING PERSONAL INFORMATION TO THE U.S. COAST GUARD.

1. AUTHORITY. SOLICITATION OF THIS INFORMATION IS AUTHORIZED BY 46 USC, CHAPTER 313 AND 46 CFR, PART 67.

2. THE PRINCIPAL PURPOSES FOR WHICH THIS INSTRUMENT IS TO BE USED ARE:

(A) TO PROVIDE A RECORD, AVAILABLE FOR PUBLIC INSPECTION AND COPYING, OF THE SALE OR OTHER CHANGE IN OWNERSHIP OF A VESSEL WHICH IS DOCUMENTED, WILL BE DOCUMENTED, OR HAS BEEN DOCUMENTED PURSUANT TO 46 USC, CHAPTER 121.
(B) PLACEMENT OF THIS INSTRUMENT IN A BOOK FOR EXAMINATION BY GOVERNMENTAL AUTHORITIES AND MEMBERS OF THE GENERAL PUBLIC.

3. THE ROUTINE USE WHICH MAY BE MADE OF THIS INFORMATION INCLUDES DEVELOPMENT OF STATISTICAL DATA CONCERNING DOCUMENTED VESSELS.

4. DISCLOSURE OF THE INFORMATION REQUESTED ON THIS FORM IS VOLUNTARY. HOWEVER, FAILURE TO PROVIDE THE INFORMATION COULD PRECLUDE FILING OF A BILL OF SALE AND DOCUMENTATION OF THE VESSEL NAMED HEREIN PURSUANT TO 46 USC, CHAPTER 121. MOREOVER, BILLS OF SALE WHICH ARE NOT FILED ARE NOT DEEMED TO BE VALID AGAINST ANY PERSON EXCEPT THE GRANTOR OR A PERSON HAVING ACTUAL KNOWLEDGE OF THE SALE. (46 USC 31321(A)).

THE COAST GUARD ESTIMATES THAT THE AVERAGE BURDEN FOR THIS FORM IS 20 MINUTES. YOU MAY SUBMIT ANY COMMENTS CONCERNING THE ACCURACY OF THIS BURDEN ESTIMATE OR MAKE SUGGESTIONS FOR REDUCING THE BURDEN TO: COMMANDANT (G-MVI), U.S. COAST GUARD, WASHINGTON, DC 20593-0001 OR OFFICE OF MANAGEMENT AND BUDGET, OFFICE OF INFORMATION AND REGULATORY AFFAIRS, ATTENTION: DESK OFFICER FOR DOT/USCG, OLD EXECUTIVE OFFICE BUILDING, WASHINGTON, DC 20503.